RECEIVED

2007 JUL 23 P 12:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

07025487

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 11 July 2007

SUPPL

Dear Sir

J Sainsbury Announces: AGM Statement/New Board Appointment/Results of AGM.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 11 July 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

Announcement of AGM Poll Results

Following the Annual General Meeting held on 11 July 2007, J Sainsbury plc announces the results of the poll for each resolution as follows:

Annual General Meeting Resolutions numbered as per Notice of Meeting	FOR	%	AGAINST	%	ABSTENTIONS
1. To receive and adopt the audited accounts for the 52 weeks to 24 March 2007	673,449,175	99.86	944,130	0.14	49,868
2. To approve the Remuneration Report for the 52 weeks to 24 March 2007.	658,508,901	98.71	8,630,577	1.29	7,357,928
3. To declare a final dividend of 7.35 pence per ordinary share	674,430,094	100.00	33,559	0.00	111,889
4. To elect Val Gooding as a Director	673,279,507	99.84	1,078,036	0.16	204,781
5. To re-elect Justin King as a Director	664,085,067	99.55	3,033,421	0.45	7,065,951
6. To re-appoint PricewaterhouseCoopers LLP as Auditors	666,896,787	99.51	3,309,534	0.49	4,252,801
7. To authorise the Audit Committee to agree the Auditors' remuneration.	669,775,009	99.31	4,619,792	0.69	168,708
8. To authorise J Sainsbury plc to make "political donations" and incur "political expenditure"	665,907,252	98.80	8,084,763	1.20	583,807
9. To authorise Sainsbury's Supermarkets Ltd to make "political donations" and incur "political expenditure"	668,740,241	99.23	5,164,569	0.77	608,480
10. To authorise the Directors to allot shares	666,144,268	98.81	8,040,174	1.19	321,702
11. To authorise the Directors to disapply statutory pre-emption rights (Special Resolution)	673,079,499	99.86	949,131	0.14	529,937
12. To authorise the Company to purchase its own shares (Special Resolution).	673,742,277	99.91	587,907	0.09	224,043
13. To authorise the Company to send and supply documents or information to shareholders in electronic form and adopt new Articles of Association (Special Resolution)	673,091,925	99.86	966,679	0.14	486,953

Enquiries:
Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Announcement of AGM Poll Results

Following the Annual General Meeting held on 11 July 2007, J Sainsbury plc announces the results of the poll for each resolution as follows:

Annual General Meeting Resolutions numbered as per Notice of Meeting	FOR	%	AGAINST	%	ABSTENTIONS
1. To receive and adopt the audited accounts for the 52 weeks to 24 March 2007	673,449,175	99.86	944,130	0.14	49,868
2. To approve the Remuneration Report for the 52 weeks to 24 March 2007.	658,508,901	98.71	8,630,577	1.29	7,357,928
3. To declare a final dividend of 7.35 pence per ordinary share	674,430,094	100.00	33,559	0.00	111,889
4. To elect Val Gooding as a Director	673,279,507	99.84	1,078,036	0.16	204,781
5. To re-elect Justin King as a Director	664,085,067	99.55	3,033,421	0.45	7,065,951
6. To re-appoint PricewaterhouseCoopers LLP as Auditors	666,896,787	99.51	3,309,534	0.49	4,252,801
7. To authorise the Audit Committee to agree the Auditors' remuneration.	669,775,009	99.31	4,619,792	0.69	168,708
8. To authorise J Sainsbury plc to make "political donations" and incur "political expenditure"	665,907,252	98.80	8,084,763	1.20	583,807
9. To authorise Sainsbury's Supermarkets Ltd to make "political donations" and incur "political expenditure"	668,740,241	99.23	5,164,569	0.77	608,480
10. To authorise the Directors to allot shares	666,144,268	98.81	8,040,174	1.19	321,702
11. To authorise the Directors to disapply statutory pre-emption rights (Special Resolution)	673,079,499	99.86	949,131	0.14	529,937
12. To authorise the Company to purchase its own shares (Special Resolution).	673,742,277	99.91	587,907	0.09	224,043
13. To authorise the Company to send and supply documents or information to shareholders in electronic form and adopt new Articles of Association (Special Resolution)	673,091,925	99.86	966,679	0.14	486,953

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Announcement of AGM Poll Results

Following the Annual General Meeting held on 11 July 2007, J Sainsbury plc announces the results of the poll for each resolution as follows:

Annual General Meeting Resolutions numbered as per Notice of Meeting	FOR	%	AGAINST	%	ABSTENTIONS
1. To receive and adopt the audited accounts for the 52 weeks to 24 March 2007	673,449,175	99.86	944,130	0.14	49,868
2. To approve the Remuneration Report for the 52 weeks to 24 March 2007.	658,508,901	98.71	8,630,577	1.29	7,357,928
3. To declare a final dividend of 7.35 pence per ordinary share	674,430,094	100.00	33,559	0.00	111,889
4. To elect Val Gooding as a Director	673,279,507	99.84	1,078,036	0.16	204,781
5. To re-elect Justin King as a Director	664,085,067	99.55	3,033,421	0.45	7,065,951
6. To re-appoint PricewaterhouseCoopers LLP as Auditors	666,896,787	99.51	3,309,534	0.49	4,252,801
7. To authorise the Audit Committee to agree the Auditors' remuneration.	669,775,009	99.31	4,619,792	0.69	168,708
8. To authorise J Sainsbury plc to make "political donations" and incur "political expenditure"	665,907,252	98.80	8,084,763	1.20	583,807
9. To authorise Sainsbury's Supermarkets Ltd to make "political donations" and incur "political expenditure"	668,740,241	99.23	5,164,569	0.77	608,480
10. To authorise the Directors to allot shares	666,144,268	98.81	8,040,174	1.19	321,702
11. To authorise the Directors to disapply statutory pre-emption rights (Special Resolution)	673,079,499	99.86	949,131	0.14	529,937
12. To authorise the Company to purchase its own shares (Special Resolution).	673,742,277	99.91	587,907	0.09	224,043
13. To authorise the Company to send and supply documents or information to shareholders in electronic form and adopt new Articles of Association (Special Resolution)	673,091,925	99.86	966,679	0.14	486,953

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Announcement of AGM Poll Results

Following the Annual General Meeting held on 11 July 2007, J Sainsbury plc announces the results of the poll for each resolution as follows:

Annual General Meeting Resolutions numbered as per Notice of Meeting	FOR	%	AGAINST	%	ABSTENTIONS
1. To receive and adopt the audited accounts for the 52 weeks to 24 March 2007	673,449,175	99.86	944,130	0.14	49,868
2. To approve the Remuneration Report for the 52 weeks to 24 March 2007.	658,508,901	98.71	8,630,577	1.29	7,357,928
3. To declare a final dividend of 7.35 pence per ordinary share	674,430,094	100.00	33,559	0.00	111,889
4. To elect Val Gooding as a Director	673,279,507	99.84	1,078,036	0.16	204,781
5. To re-elect Justin King as a Director	664,085,067	99.55	3,033,421	0.45	7,065,951
6. To re-appoint PricewaterhouseCoopers LLP as Auditors	666,896,787	99.51	3,309,534	0.49	4,252,801
7. To authorise the Audit Committee to agree the Auditors' remuneration.	669,775,009	99.31	4,619,792	0.69	168,708
8. To authorise J Sainsbury plc to make "political donations" and incur "political expenditure"	665,907,252	98.80	8,084,763	1.20	583,807
9. To authorise Sainsbury's Supermarkets Ltd to make "political donations" and incur "political expenditure"	668,740,241	99.23	5,164,569	0.77	608,480
10. To authorise the Directors to allot shares	666,144,268	98.81	8,040,174	1.19	321,702
11. To authorise the Directors to disapply statutory pre-emption rights (Special Resolution)	673,079,499	99.86	949,131	0.14	529,937
12. To authorise the Company to purchase its own shares (Special Resolution).	673,742,277	99.91	587,907	0.09	224,043
13. To authorise the Company to send and supply documents or information to shareholders in electronic form and adopt new Articles of Association (Special Resolution)	673,091,925	99.86	966,679	0.14	486,953

Enquiries:
Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Announcement of AGM Poll Results

Following the Annual General Meeting held on 11 July 2007, J Sainsbury plc announces the results of the poll for each resolution as follows:

Annual General Meeting Resolutions numbered as per Notice of Meeting	FOR	%	AGAINST	%	ABSTENTIONS
1. To receive and adopt the audited accounts for the 52 weeks to 24 March 2007	673,449,175	99.86	944,130	0.14	49,868
2. To approve the Remuneration Report for the 52 weeks to 24 March 2007.	658,508,901	98.71	8,630,577	1.29	7,357,928
3. To declare a final dividend of 7.35 pence per ordinary share	674,430,094	100.00	33,559	0.00	111,889
4. To elect Val Gooding as a Director	673,279,507	99.84	1,078,036	0.16	204,781
5. To re-elect Justin King as a Director	664,085,067	99.55	3,033,421	0.45	7,065,951
6. To re-appoint PricewaterhouseCoopers LLP as Auditors	666,896,787	99.51	3,309,534	0.49	4,252,801
7. To authorise the Audit Committee to agree the Auditors' remuneration.	669,775,009	99.31	4,619,792	0.69	168,708
8. To authorise J Sainsbury plc to make "political donations" and incur "political expenditure"	665,907,252	98.80	8,084,763	1.20	583,807
9. To authorise Sainsbury's Supermarkets Ltd to make "political donations" and incur "political expenditure"	668,740,241	99.23	5,164,569	0.77	608,480
10. To authorise the Directors to allot shares	666,144,268	98.81	8,040,174	1.19	321,702
11. To authorise the Directors to disapply statutory pre-emption rights (Special Resolution)	673,079,499	99.86	949,131	0.14	529,937
12. To authorise the Company to purchase its own shares (Special Resolution).	673,742,277	99.91	587,907	0.09	224,043
13. To authorise the Company to send and supply documents or information to shareholders in electronic form and adopt new Articles of Association (Special Resolution)	673,091,925	99.86	966,679	0.14	486,953

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

11 July 2007

New Board appointments for J Sainsbury plc

J Sainsbury today announces the appointment of Mary Harris as non-executive director and Mike Coupe as executive director to the Board, with effect from 1 August 2007.

Mary Harris previously spent much of her career with McKinsey, most recently as a partner, and prior to that worked for PepsiCo in Greece and the UK as a sales and marketing executive. She is currently a non-executive director of TNT NV, the Dutch mail and transport company.

Mike Coupe joined Sainsbury's in 2004 as trading director on the Operating Board. He has over 20 years experience in the retail industry and was a board director of Big Food Group and Asda. Mike has also worked for Tesco.

Philip Hampton, chairman of J Sainsbury plc said: "Mary's extensive strategic experience in consumer goods and Mike's range and depth of knowledge of the UK retail market bring real value to our Board. They both bring a strong understanding of a customer led retail environment and and I'm confident they will make a significant contribution in their new roles."

Mary will also be a member of Sainsbury's Audit, Corporate Responsibility and Nomination Committees.

- Ends -

Enquiries:

Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

Media
Pip Wood +44 (0) 20 7695 6127

Notes:

1. The Board of J Sainsbury plc is chaired by Philip Hampton. Executive directors are Justin King, chief executive, and Darren Shapland, chief financial officer. Non-executive directors are Anna Ford, Val Gooding, Gary Hughes, John McAdam and Bob Stack.
2. Mary Harris spent 12 years with McKinsey and left in 2006.

11 July 2007

New Board appointments for J Sainsbury plc

J Sainsbury today announces the appointment of Mary Harris as non-executive director and Mike Coupe as executive director to the Board, with effect from 1 August 2007.

Mary Harris previously spent much of her career with McKinsey, most recently as a partner, and prior to that worked for PepsiCo in Greece and the UK as a sales and marketing executive. She is currently a non-executive director of TNT NV, the Dutch mail and transport company.

Mike Coupe joined Sainsbury's in 2004 as trading director on the Operating Board. He has over 20 years experience in the retail industry and was a board director of Big Food Group and Asda. Mike has also worked for Tesco.

Philip Hampton, chairman of J Sainsbury plc said: "Mary's extensive strategic experience in consumer goods and Mike's range and depth of knowledge of the UK retail market bring real value to our Board. They both bring a strong understanding of a customer led retail environment and and I'm confident they will make a significant contribution in their new roles."

Mary will also be a member of Sainsbury's Audit, Corporate Responsibility and Nomination Committees.

- Ends -

Enquiries:

Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

Media
Pip Wood +44 (0) 20 7695 6127

Notes:

1. The Board of J Sainsbury plc is chaired by Philip Hampton. Executive directors are Justin King, chief executive, and Darren Shapland, chief financial officer. Non-executive directors are Anna Ford, Val Gooding, Gary Hughes, John McAdam and Bob Stack.
2. Mary Harris spent 12 years with McKinsey and left in 2006.

11 July 2007

New Board appointments for J Sainsbury plc

J Sainsbury today announces the appointment of Mary Harris as non-executive director and Mike Coupe as executive director to the Board, with effect from 1 August 2007.

Mary Harris previously spent much of her career with McKinsey, most recently as a partner, and prior to that worked for PepsiCo in Greece and the UK as a sales and marketing executive. She is currently a non-executive director of TNT NV, the Dutch mail and transport company.

Mike Coupe joined Sainsbury's in 2004 as trading director on the Operating Board. He has over 20 years experience in the retail industry and was a board director of Big Food Group and Asda. Mike has also worked for Tesco.

Philip Hampton, chairman of J Sainsbury plc said: "Mary's extensive strategic experience in consumer goods and Mike's range and depth of knowledge of the UK retail market bring real value to our Board. They both bring a strong understanding of a customer led retail environment and and I'm confident they will make a significant contribution in their new roles."

Mary will also be a member of Sainsbury's Audit, Corporate Responsibility and Nomination Committees.

- Ends -

Enquiries:

Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

Media
Pip Wood +44 (0) 20 7695 6127

Notes:

1. The Board of J Sainsbury plc is chaired by Philip Hampton. Executive directors are Justin King, chief executive, and Darren Shapland, chief financial officer. Non-executive directors are Anna Ford, Val Gooding, Gary Hughes, John McAdam and Bob Stack.
2. Mary Harris spent 12 years with McKinsey and left in 2006.

11 July 2007

New Board appointments for J Sainsbury plc

J Sainsbury today announces the appointment of Mary Harris as non-executive director and Mike Coupe as executive director to the Board, with effect from 1 August 2007.

Mary Harris previously spent much of her career with McKinsey, most recently as a partner, and prior to that worked for PepsiCo in Greece and the UK as a sales and marketing executive. She is currently a non-executive director of TNT NV, the Dutch mail and transport company.

Mike Coupe joined Sainsbury's in 2004 as trading director on the Operating Board. He has over 20 years experience in the retail industry and was a board director of Big Food Group and Asda. Mike has also worked for Tesco.

Philip Hampton, chairman of J Sainsbury plc said: "Mary's extensive strategic experience in consumer goods and Mike's range and depth of knowledge of the UK retail market bring real value to our Board. They both bring a strong understanding of a customer led retail environment and and I'm confident they will make a significant contribution in their new roles."

Mary will also be a member of Sainsbury's Audit, Corporate Responsibility and Nomination Committees.

- Ends -

Enquiries:

Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

Media
Pip Wood +44 (0) 20 7695 6127

Notes:

1. The Board of J Sainsbury plc is chaired by Philip Hampton. Executive directors are Justin King, chief executive, and Darren Shapland, chief financial officer. Non-executive directors are Anna Ford, Val Gooding, Gary Hughes, John McAdam and Bob Stack.
2. Mary Harris spent 12 years with McKinsey and left in 2006.

11 July 2007

New Board appointments for J Sainsbury plc

J Sainsbury today announces the appointment of Mary Harris as non-executive director and Mike Coupe as executive director to the Board, with effect from 1 August 2007.

Mary Harris previously spent much of her career with McKinsey, most recently as a partner, and prior to that worked for PepsiCo in Greece and the UK as a sales and marketing executive. She is currently a non-executive director of TNT NV, the Dutch mail and transport company.

Mike Coupe joined Sainsbury's in 2004 as trading director on the Operating Board. He has over 20 years experience in the retail industry and was a board director of Big Food Group and Asda. Mike has also worked for Tesco.

Philip Hampton, chairman of J Sainsbury plc said: "Mary's extensive strategic experience in consumer goods and Mike's range and depth of knowledge of the UK retail market bring real value to our Board. They both bring a strong understanding of a customer led retail environment and and I'm confident they will make a significant contribution in their new roles."

Mary will also be a member of Sainsbury's Audit, Corporate Responsibility and Nomination Committees.

- Ends -

Enquiries:

Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

Media
Pip Wood +44 (0) 20 7695 6127

Notes:

1. The Board of J Sainsbury plc is chaired by Philip Hampton. Executive directors are Justin King, chief executive, and Darren Shapland, chief financial officer. Non-executive directors are Anna Ford, Val Gooding, Gary Hughes, John McAdam and Bob Stack.
2. Mary Harris spent 12 years with McKinsey and left in 2006.

11 July 2007

J Sainsbury plc

J Sainsbury plc 2007 AGM Statement

In his opening remarks today at Sainsbury's AGM, Philip Hampton, chairman, will announce the appointment of Mary Harris as a new non-executive director and Mike Coupe as a new executive director (1). Mary Harris and Mike Coupe join the Board on 1 August 2007. Mary Harris is currently a non-executive director of TNT NV and has held previous executive roles at McKinsey and PepsiCo. Mike Coupe has been Sainsbury's trading director and has been on the operating board since 2004. He has over 20 years of retail experience including positions at Tesco, Asda and Iceland.

Commenting on the results for 2006/07 Philip will say, "I am delighted to say that we have delivered another strong performance and our recovery is ahead of plan. Since March 2005, we have grown sales by an additional £1.8 billion with over £1 billion delivered in the last financial year. This means that we are ahead of our target to grow sales by £2.5 billion by March 2008. It is especially pleasing that this strong sales performance is increasingly reflected in improved profits. Our underlying profit before tax for the year was £380 million, an increase of 42.3 per cent on the previous year.

"As our performance continues to improve we are recommending increasing the final dividend by 25.6 per cent to 7.35 pence per share. This will take the full year dividend to 9.75 pence per share, an increase of 21.9 per cent compared to last year. In line with our previously stated objective the dividend is covered 1.5 times by underlying earnings. Going forward we expect dividend cover to be in the range of 1.5 times and 1.75 times."

Justin King, chief executive, will present the operational and financial results for 2006/07, and present the new targets that the management team will work to deliver over the next three years. In his presentation to shareholders he will say, "Our vision is simple; we are here to serve customers well with a choice of great products at fair prices and by so doing, to provide shareholders with strong, sustainable financial returns. This has driven everything we have done since we outlined our Making Sainsbury's Great Again ("MSGA") recovery plan in October 2004.

"Over the year we grew like-for-like sales excluding fuel by 5.9 per cent delivering our ninth consecutive quarter of like-for-like sales growth in the fourth quarter of the year. This result represented growth on growth on growth and demonstrated continued improvement and momentum. We have already announced our quarter one results for 2007/08 demonstrating this momentum has been maintained.

"We have recently announced new three-year targets which build on the strong progress we've made to date and move us from recovery to sustainable growth. The new three-year targets overlap the final year of our MSGA recovery plan and run until March 2010. Our focus on driving sales continues with a target to deliver £3.5 billion of additional sales growth between March 2007 and March 2010, split two-thirds from grocery and one-third from non-food.

"Our current store estate provides substantial development opportunities and we intend to extend a further 75 stores by March 2010. We're also actively seeking and developing a pipeline of new stores. Our target is to grow space by ten per cent over the next three years, which will be split equally across grocery and non-food ranges. This goal enables us to continue to develop a great food offer while also growing total space for non-food ranges."

In closing the AGM, Philip will thank shareholders for their continued support.

Enquiries:

Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

Media
Pip Wood +44 (0) 20 7695 6127

Notes

1. Refer to separate release dated 11 July 2007.
2. The AGM will take place at 11:00am on 11 July 2007 at The QEII Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

11 July 2007

J Sainsbury plc 2007 AGM Statement

In his opening remarks today at Sainsbury's AGM, Philip Hampton, chairman, will announce the appointment of Mary Harris as a new non-executive director and Mike Coupe as a new executive director (1). Mary Harris and Mike Coupe join the Board on 1 August 2007. Mary Harris is currently a non-executive director of TNT NV and has held previous executive roles at McKinsey and PepsiCo. Mike Coupe has been Sainsbury's trading director and has been on the operating board since 2004. He has over 20 years of retail experience including positions at Tesco, Asda and Iceland.

Commenting on the results for 2006/07 Philip will say, "I am delighted to say that we have delivered another strong performance and our recovery is ahead of plan. Since March 2005, we have grown sales by an additional £1.8 billion with over £1 billion delivered in the last financial year. This means that we are ahead of our target to grow sales by £2.5 billion by March 2008. It is especially pleasing that this strong sales performance is increasingly reflected in improved profits. Our underlying profit before tax for the year was £380 million, an increase of 42.3 per cent on the previous year.

"As our performance continues to improve we are recommending increasing the final dividend by 25.6 per cent to 7.35 pence per share. This will take the full year dividend to 9.75 pence per share, an increase of 21.9 per cent compared to last year. In line with our previously stated objective the dividend is covered 1.5 times by underlying earnings. Going forward we expect dividend cover to be in the range of 1.5 times and 1.75 times."

Justin King, chief executive, will present the operational and financial results for 2006/07, and present the new targets that the management team will work to deliver over the next three years. In his presentation to shareholders he will say, "Our vision is simple; we are here to serve customers well with a choice of great products at fair prices and by so doing, to provide shareholders with strong, sustainable financial returns. This has driven everything we have done since we outlined our Making Sainsbury's Great Again ("MSGA") recovery plan in October 2004.

"Over the year we grew like-for-like sales excluding fuel by 5.9 per cent delivering our ninth consecutive quarter of like-for-like sales growth in the fourth quarter of the year. This result represented growth on growth on growth and demonstrated continued improvement and momentum. We have already announced our quarter one results for 2007/08 demonstrating this momentum has been maintained.

"We have recently announced new three-year targets which build on the strong progress we've made to date and move us from recovery to sustainable growth. The new three-year targets overlap the final year of our MSGA recovery plan and run until March 2010. Our focus on driving sales continues with a target to deliver £3.5 billion of additional sales growth between March 2007 and March 2010, split two-thirds from grocery and one-third from non-food.

"Our current store estate provides substantial development opportunities and we intend to extend a further 75 stores by March 2010. We're also actively seeking and developing a pipeline of new stores. Our target is to grow space by ten per cent over the next three years, which will be split equally across grocery and non-food ranges. This goal enables us to continue to develop a great food offer while also growing total space for non-food ranges."

In closing the AGM, Philip will thank shareholders for their continued support.

Enquiries:

Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

Media
Pip Wood +44 (0) 20 7695 6127

Notes

1. Refer to separate release dated 11 July 2007.
2. The AGM will take place at 11:00am on 11 July 2007 at The QEII Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

11 July 2007

J Sainsbury plc

J Sainsbury plc 2007 AGM Statement

In his opening remarks today at Sainsbury's AGM, Philip Hampton, chairman, will announce the appointment of Mary Harris as a new non-executive director and Mike Coupe as a new executive director (1). Mary Harris and Mike Coupe join the Board on 1 August 2007. Mary Harris is currently a non-executive director of TNT NV and has held previous executive roles at McKinsey and PepsiCo. Mike Coupe has been Sainsbury's trading director and has been on the operating board since 2004. He has over 20 years of retail experience including positions at Tesco, Asda and Iceland.

Commenting on the results for 2006/07 Philip will say, "I am delighted to say that we have delivered another strong performance and our recovery is ahead of plan. Since March 2005, we have grown sales by an additional £1.8 billion with over £1 billion delivered in the last financial year. This means that we are ahead of our target to grow sales by £2.5 billion by March 2008. It is especially pleasing that this strong sales performance is increasingly reflected in improved profits. Our underlying profit before tax for the year was £380 million, an increase of 42.3 per cent on the previous year.

"As our performance continues to improve we are recommending increasing the final dividend by 25.6 per cent to 7.35 pence per share. This will take the full year dividend to 9.75 pence per share, an increase of 21.9 per cent compared to last year. In line with our previously stated objective the dividend is covered 1.5 times by underlying earnings. Going forward we expect dividend cover to be in the range of 1.5 times and 1.75 times."

Justin King, chief executive, will present the operational and financial results for 2006/07, and present the new targets that the management team will work to deliver over the next three years. In his presentation to shareholders he will say, "Our vision is simple; we are here to serve customers well with a choice of great products at fair prices and by so doing, to provide shareholders with strong, sustainable financial returns. This has driven everything we have done since we outlined our Making Sainsbury's Great Again ("MSGA") recovery plan in October 2004.

"Over the year we grew like-for-like sales excluding fuel by 5.9 per cent delivering our ninth consecutive quarter of like-for-like sales growth in the fourth quarter of the year. This result represented growth on growth on growth and demonstrated continued improvement and momentum. We have already announced our quarter one results for 2007/08 demonstrating this momentum has been maintained.

"We have recently announced new three-year targets which build on the strong progress we've made to date and move us from recovery to sustainable growth. The new three-year targets overlap the final year of our MSGA recovery plan and run until March 2010. Our focus on driving sales continues with a target to deliver £3.5 billion of additional sales growth between March 2007 and March 2010, split two-thirds from grocery and one-third from non-food.

"Our current store estate provides substantial development opportunities and we intend to extend a further 75 stores by March 2010. We're also actively seeking and developing a pipeline of new stores. Our target is to grow space by ten per cent over the next three years, which will be split equally across grocery and non-food ranges. This goal enables us to continue to develop a great food offer while also growing total space for non-food ranges."

In closing the AGM, Philip will thank shareholders for their continued support.

Enquiries:

Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

Media
Pip Wood +44 (0) 20 7695 6127

Notes

1. Refer to separate release dated 11 July 2007.
2. The AGM will take place at 11:00am on 11 July 2007 at The QEII Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

END